Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — PRESS RELEASE dated March 4, 2009	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer

Date: March 5, 2009

3

Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES

FOURTH QUARTER AND FISCAL YEAR 2008 RESULTS

Fourth Quarter Net Revenue Exceeds Guidance, Increases 33.2% Quarter-over-Quarter to US$51.7 Million

Net Income Increases 116.5% Quarter-over-Quarter to US$42.5 Million

Fiscal 2008 Diluted Earnings per ADS of US$0.66

Board Approves US$0.18 Dividend per Share for 2008

SHANGHAI, PRC — March 4, 2009 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008.

Fourth Quarter 2008 Highlights:

•

Net revenue increased 33.2% quarter-over-quarter to RMB353.1 million (US$51.7 million), exceeding the Company’s previously stated fourth quarter 2008 guidance of 20% to 30% quarter-over-quarter revenue increase.

•	Gross profit increased 39.5% quarter-over-quarter to RMB296.5 million (US$43.4 million). Gross profit margin for the fourth quarter 2008 was 84.0%.

•	Net income increased 116.5% quarter-over-quarter to RMB290.3 million (US$42.5 million). Net income margin for the fourth quarter 2008 was 82.2%.

•

Basic and diluted net income per American Depositary Share (“ADS”) were RMB1.26 (US$0.18) and RMB1.23 (US$0.18), respectively, compared to basic and diluted net income per ADS of RMB1.39 and RMB1.33, respectively, for the fourth quarter 2007, and basic and diluted net income per ADS of RMB0.56 and RMB0.54, respectively, for the third quarter 2008. Each ADS represents one ordinary share.

•

Non-GAAP net income excluding non-cash share-based compensation increased 101.3% quarter-over-quarter to RMB298.3 million (US$43.6 million). Non-GAAP net income margin excluding non-cash share-based compensation was 84.5%.

•

Basic and diluted non-GAAP net income excluding non-cash share-based compensation per ADS were RMB1.29 (US$0.19) and RMB1.26 (US$0.18), respectively, compared to basic and diluted non-GAAP net income per ADS of RMB1.44 and RMB1.39, respectively, for the fourth quarter 2007, and basic and diluted non-GAAP net income per ADS of RMB0.61 and RMB0.59, respectively, for the third quarter 2008.

•	Active Paying Accounts (“APA”) for online games[1] in the fourth quarter 2008 reached 1,290,000, an increase of 37.7% from the third quarter 2008 and a decrease of 8.2% from the fourth quarter 2007.

•	Average Revenue Per User (“ARPU”) for online games[1] was RMB272.7, a decrease of 3.3% from the third quarter 2008 and a decrease of 11.6% from the fourth quarter 2007.

•	Average Concurrent Users (“ACU”) for online games[1] was 556,000, an increase of 2.4% from the third quarter 2008, an increase of 8.6% over the fourth quarter 2007.

[1]	Online games include ZT Online, ZT Online PTP, ZT Online Classic Edition, and Giant Online.

FOR IMMEDIATE RELEASE

•	Peak Concurrent Users (“PCU”) for online games[1] was 1,505,000, a decrease of 4.6% from the third quarter 2008 and an increase of 53.1% from the fourth quarter 2007.

Fiscal Year 2008 Highlights:

Compared to fiscal year 2007 results,

•	Net revenue increased 4.4% to RMB1,594.7 million (US$233.3 million).

•	Gross profit increased 1.7% to RMB1,376.8 million (US$201.4 million).

•	Net income decreased 2.0% to RMB1,113.6 million (US$162.9 million).

•	Basic and diluted net income per ADS decreased 13.8% and 14.5%, respectively, to RMB4.65 (US$0.68) and RMB4.49 (US$0.66), respectively.

•	Non-GAAP net income excluding non-cash share-based compensation decreased 0.1% to RMB1,159.7 million (US$169.7 million).

•	Basic and diluted non-GAAP net income excluding non-cash share-based compensation per ADS decreased 12.1% and 12.9%, respectively, to RMB4.84 (US$0.71) and RMB4.68 (US$0.68), respectively.

Commenting on the fourth quarter and fiscal year 2008 results, Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer, said, “Our fourth quarter results showed a marked improvement on a sequential basis, signifying that our strategic decision to adjust the monetization model within ZT Online in the third quarter is generating positive momentum. This new monetization structure aims to extend the game life cycle and promote long-term growth.”

“Looking ahead, we will continue to focus on execution to reach our long-term vision of providing the most compelling games and community experiences. In 2009, we will look to build on recent renewed momentum surrounding ZT Online and plan to expand our game portfolio with the launch of ZT Online II, the official version of Giant Online, King of Kings III, Empire of Sports, and other products under development. In addition, we recently established Win@Giant, an incubation program that will bring together all the core elements necessary to create games. This new design talent complements our well-established programming and graphics capabilities, and will be integrated within our extensive sales and marketing platform backed by our ample financial resources. As a result, we believe we are creating a mutually beneficial relationship designed to increase our ability to develop and introduce new blockbuster games.”

“While we cannot predict the length or severity of the current economic downturn, we believe the online game industry in China remains resilient and is poised to continue its favorable growth trend. As a result, we continue to devote significant resources to R&D, which we believe is the best strategy to ensure the development of exciting new blockbuster games. We are confident that our current initiatives, strategy and healthy financial footing position us for long-term success. As such, our Board of Directors has approved a dividend, which demonstrates our confidence and our commitment to maximizing returns for our shareholders.”

FOR IMMEDIATE RELEASE

Fourth Quarter and Fiscal Year 2008 Unaudited Financial Results

Net Revenue. Net revenue for the fourth quarter 2008 was RMB353.1 million (US$51.7 million), representing a 33.2% increase from RMB265.2 million in the third quarter 2008 and a 18.8% decrease from RMB434.8 million in the fourth quarter 2007.

Net revenue increased 4.4% to RMB1,594.7 million (US$233.3 million) for the fiscal year 2008, from RMB1,527.5 million in 2007.

Revenue from online games totaled RMB351.9 million (US$51.5 million), representing an increase of 33.1% from RMB264.3 million in the third quarter 2008 and a 18.8% decrease from RMB433.6 million in the fourth quarter 2007. Online game net revenue increased sequentially as gamers began to adapt to the revised monetization structure in ZT Online. Net revenue from online games decreased year-over-year primarily due to the disruption caused by the monetization structure adjustment made to ZT Online in the third quarter 2008.

ACU for online games1 in the fourth quarter 2008 was 556,000, representing a 2.4% sequential increase and an 8.6% increase over the fourth quarter 2007. PCU for online games1 in the fourth quarter 2008 was 1,505,000, representing a 4.6% sequential decrease and a 53.1% increase over the fourth quarter 2007. ACU and PCU remained relatively stable on a sequential basis, even as users adjusted their in-game spending habits following the change to monetized features within ZT Online. The year-over-year increases are primarily attributable to the continued popularity of ZT Online, plus the launch of our new products in 2008 such as Giant Online and ZT Online Classic Edition. ARPU for online games1 in the fourth quarter 2008 decreased 3.3% sequentially and 11.6% year-over-year to RMB272.7. APA for online games1 in the fourth quarter 2008 increased 37.7% sequentially and decreased 8.2% from the fourth quarter 2007 to 1,290,000. ARPU and APA in the third quarter of 2008 reflect the impact of the restructuring of ZT Online’s monetization model, with ZT Online regaining momentum in the fourth quarter as additional gamers resumed in-game spending. The sequential decline in ARPU in the fourth quarter of 2008 is attributable to APA increasing at a higher rate than revenue.

Cost of Services. Cost of services was RMB56.7 million (US$8.3 million), representing an increase of 7.6% from the third quarter 2008 and an 8.7% decrease over the same period last year. The sequential rise in cost of services in the fourth quarter was primarily due to a RMB2.0 million increase in business tax, resulting from increased game card sales. Depreciation of fixed assets increased by RMB1.3 million, reflecting the addition of new servers to support the upcoming launch of new expansion packs and the maintenance of the Company’s Internet Data Centers (IDCs). Employee compensation increased by RMB0.6 million in the fourth quarter, due to an increase in headcount within the Customer Service and Operations departments as a result of the Company’s preparations to launch and operate additional games in 2009.

Cost of services increased 25.2% to RMB217.9 million (US$31.9 million) for the fiscal year 2008, from RMB174.1 million in 2007. This increase was primarily attributable to business expansion, as Giant enlarged its network infrastructure to support new products and increased usage within existing products.

Gross Profit and Gross Margin. Gross profit for the fourth quarter 2008 was RMB296.5 million (US$43.4 million), representing a 39.5% sequential increase and a 20.5% year-over-year decrease. Gross margin for the fourth quarter 2008 was 84.0%, up from 80.1% in the third quarter 2008, but down from 85.7% in the fourth quarter 2007. The sequential increase in gross margin can be attributed to the sequential rise in revenue and to an efficient control over cost of services.

FOR IMMEDIATE RELEASE

Gross profit increased slightly to RMB1,376.8 million (US$201.4 million) for the fiscal year 2008, from RMB1,353.5 million in 2007. Consistent with the Company’s track record of maintaining gross margins in the high eightieth percentile, gross margin for the fiscal year 2008 was 86.3%, compared with 88.6% in 2007.

Operating Expenses. Total operating expenses for the fourth quarter 2008 were RMB82.9 million (US$12.1 million), representing a decrease of 22.7% from RMB107.3 million in the third quarter 2008 and a decline of 11.7% from RMB93.9 million in the fourth quarter 2007. The decreases in operating expenses are mainly attributable to tightened cost controls, more prudent spending, and the receipt of government financial incentives.

For the fiscal year 2008, total operating expenses increased 49.4% to RMB408.8 million (US$59.8 million) from RMB273.7 million in 2007 as the Company expanded its R&D department, increased its nationwide sales and marketing team in conjunction with new product launches, and incurred additional expenses to facilitate continued business growth.

Research and product development (“R&D”) expenses for the fourth quarter 2008 decreased 20.4% sequentially to RMB25.2 million (US$3.7 million) from RMB31.6 million, but increased 92.8% year-over-year from RMB13.1 million. R&D expenses declined sequentially following the one-time receiving of game-related R&D services in the third quarter 2008. Additionally, share-based compensation expenses for Giant’s R&D team decreased sequentially throughout fiscal year 2008 due to the recognition of share-based compensation expenses using accelerated method for the share options granted. For the fiscal year 2008, research and product development expenses increased 228.9% to RMB88.5 million (US$13.0 million) from RMB26.9 million in 2007 as the R&D department expanded in order to accommodate the need for new product development and existing game enhancements.

Sales and marketing expenses were RMB45.4 million (US$6.6 million) in the fourth quarter 2008, down 4.8% sequentially from RMB47.7 million and down 21.7% year-over-year from RMB58.0 million, as the Company exercised tighter cost controls over sales and marketing liaison personnel and implemented more streamlined advertising campaigns. For fiscal year 2008, sales and marketing expenses were RMB241.6 million (US$35.3 million), up 27.5% over fiscal year 2007. This increase was mainly due to increased marketing activities surrounding the open beta launch of Giant Online, as well as efforts to further penetrate untapped markets throughout China.

General and administrative expenses for the fourth quarter 2008 were RMB41.8 million (US$6.1 million), up 0.8% sequentially from RMB41.5 million, and up 82.5% from RMB22.9 million in the fourth quarter 2007. Although option (due to accelerated method applied) and other miscellaneous expenses decreased by RMB6.2 million sequentially, a bad debt provision in the amount of RMB6.5 million due from Lager Network Technology Co., Ltd., Giant’s partner in Taiwan, adversely impacted G&A expenses in the fourth quarter. The year-over-year increase in general and administrative expenses was mainly attributable to the expansion of Giant’s business operations. For fiscal year 2008, general and administrative expenses increased 91.3% to RMB141.8 million (US$20.7 million) from RMB74.1 million in fiscal year 2007.

FOR IMMEDIATE RELEASE

Financial Incentive. The financial incentive received in the fourth quarter 2008, which represents a sales tax refund from the municipal government, was RMB29.5 million (US$4.3 million). This refund relates to the sales tax accounted for in the Company’s cost of services and is treated as a deduction in operating expenses.

Interest Income. Interest income for the fourth quarter 2008 was RMB41.3 million (US$6.0 million), compared to RMB46.6 million in the third quarter 2008 and RMB51.9 million in the fourth quarter 2007. The sequential decrease in interest income was mainly due to the decline in the market interest rate, while the year-over-year decrease was primarily caused by a change in the Company’s cash position after investments and share repurchase programs, as well as a decline in the market interest rate.

For the fiscal year 2008, interest income increased to RMB185.0 million (US$27.1 million) from RMB53.9 million in fiscal year 2007.

Income Tax. There was an income tax benefit for the fourth quarter 2008 of RMB34.9 million (US$5.1 million) due to Giant’s subsidiaries’ qualifying as a New High Technology Enterprise and Software Enterprise. The tax expenses over accrued in the prior three quarters at non-preferential rates (due to uncertainty surrounding receipt of the preferential tax rate) were reversed in the fourth quarter 2008.

Net Income. Net income for the fourth quarter 2008 was RMB290.3 million (US$42.5 million), a sequential increase of 116.5% from RMB134.1 million and a year-over-year decrease of 13.0% from RMB333.8 million. The sequential increase in net income was mainly attributed to an increase in revenue and the income tax benefit. Net income declined from the same period last year as the Company remained in a transition period following the adjustments made to ZT Online’s monetization structure during the third quarter 2008. Net income margin was 82.2% for the fourth quarter 2008, compared to 50.6% in the third quarter 2008 and 76.8% in the fourth quarter 2007.

For fiscal year 2008, net income decreased 2.0% to RMB1,113.6 million (US$162.9 million), from RMB1,136.3 million in 2007. Net income margin declined to 69.8% for the fiscal year 2008, as compared to 74.4% in 2007.

Cash, Cash Equivalents and Short-Term Investments. As of December 31, 2008, Giant’s cash, cash equivalents and short-term investments totaled RMB5,068.1 million (US$741.5 million), compared to RMB5,236.3 million as of September 30, 2008. During the fourth quarter, the Company partly used its cash to fund its share repurchase program.

Share Repurchase Program. In August 2008, Giant implemented a share repurchase plan, authorizing the Company to repurchase up to US$150.0 million of its ADSs. As of December 31, 2008, Giant had repurchased an aggregate of 14,947,200 ADSs on the open market, for a total consideration of US$97.7 million. The Company will continue purchasing shares during the authorized time frame, as under board resolution and as defined by SEC regulations.

Cash Dividend. The Board of Directors has declared a cash dividend of US$0.18 per share on its outstanding shares to be paid on April 10, 2009 to shareholders of record on March 27, 2009. These dividend payments may be subject to PRC withholding taxes. Our total cash payment will be approximately US$40.8 million.

FOR IMMEDIATE RELEASE

Business Highlights and Outlook

ZT Online—During the fourth quarter 2008, the Company focused on providing additional content to offset the effects from the monetization adjustments in the third quarter 2008. Building upon successful features from the previous quarter, a new Masters PK tournament and a second online beauty contest were incorporated into ZT Online. Other new features included a new questing system inspired by traditional Chinese folklore, legends and ghost-stories that include multiple outcomes and storylines. During the first half of 2009, Giant plans to roll out the next expansion pack for ZT Online, which will incorporate new maps that require guilds and families to cooperate in order to successfully invade or defend cities and counties. We believe these new features will raise the level of interactivity and increase overall stickiness within ZT Online. ZT Online Classic Edition user numbers remained stable during the fourth quarter 2008. In addition, ZT Online continued to gain momentum in Vietnam and has attracted and retained a consistent level of users since its open beta testing in September 2008.

Giant Online—Throughout the fourth quarter 2008 the Company continued to collect customer feedback and frequently update content for Giant Online. The addition of a newly attainable military rank provides another goal for gamers wishing to advance their characters. The non-combat skill system has been enhanced. Other diverse activities occupy players’ leisure time within the game. In the first half of 2009, the Company plans to launch a team invasion feature with new maps to enhance players’ interactivity within the game while introducing new functionalities for existing weapons and items to coincide with the new quests. The Company plans to launch the official version of Giant Online in 2009.

ZT Online II—Building on the success of the original ZT Online, this sequel is a new self-developed free-to-play 2D massively multiplayer online role playing game (MMORPG). Numerous upgrades include enhanced graphics presentation on various aspects of the game such as maps and characters, updated sound effects, an increase in the number of professions from five to ten, improved balancing in regards to the economic and battle systems, extended storylines and more elaborate questing systems. In addition, further collaboration between the Company’s artists and programmers will allow much more intricate and detailed animation during combat sequences. ZT Online II is currently scheduled to begin beta testing at the end of the second quarter 2009.

Empire of Sports—Empire of Sports, a 3D MMORPG game featuring a wide range of sporting events, was launched into closed beta testing (“Prologue”) in Europe in December 2008, and has been attracting a growing number of players from various countries. The Company plans to release a limited closed beta testing in China at the end of the second quarter 2009.

King of Kings III—King of Kings III is a 3D free-to-play medieval magical MMORPG. During the fourth quarter 2008, Giant finished development of the core game design and functionalities, including the questing and weapons systems. Giant continues to fine-tune the gameplay details and 3D client-side engine optimization in order to raise the graphical presentation and to reduce latency. King of Kings III is expected to go into limited closed beta testing in China at the end of the second quarter 2009.

FOR IMMEDIATE RELEASE

Besides the three new games listed above that the Company plans to launch in 2009, the Company has three additional pipeline games that are in the beginning or middle stages of development.

First Quarter 2009 Guidance—Based on the current estimates, Giant expects to generate total net revenue for the first quarter 2009 in the range of RMB370 million to RMB388 million.

Conference Call

Giant’s senior management will host a conference call on Thursday, March 5, 2009 at 8:00 am (US Eastern Standard Time) / 5:00 am (US Pacific Standard Time) / 9:00 pm (Beijing Time) to discuss its fourth quarter 2008 and fiscal year 2008 financial results and recent business activity. The conference call may be accessed by calling +1 (866) 783-2137 (for callers in the US), +86 10 800 130 0399 (for callers in Southern China), +86 10 800 152 1490 (for callers in Northern China) or +1 (857) 350-1596 (for callers outside of the US and China) and entering pass code 75761319.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.8346, which was the noon buying rate as of December 31, 2008 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported net income for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation. Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant and when planning and forecasting future periods. Giant computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

FOR IMMEDIATE RELEASE

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group, Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008
	(RMB)	(RMB)	(RMB)	(US$)
GAAP net income:	333,804,425	134,093,985	290,260,391	42,469,257

Share-based compensation	13,515,602	14,077,547	8,009,045	1,171,838

Non-GAAP net income:	347,320,027	148,171,532	298,269,436	43,641,095

Non-GAAP earnings per share:

Basic	1.44	0.61	1.29	0.19
Diluted	1.39	0.59	1.26	0.18

Weighted average ordinary shares:

Basic	240,379,692	241,243,828	230,589,753	230,589,753
Diluted	250,120,341	249,620,125	236,878,192	236,878,192

	For the year ended
	December 31, 2007	December 31, 2008	December 31, 2008
	(RMB)	(RMB)	(US$)
GAAP net income:	1,136,344,283	1,113,588,154	162,933,918

Share-based compensation	24,863,615	46,131,574	6,749,711

Non-GAAP net income:	1,161,207,898	1,159,719,728	169,683,629

Non-GAAP Earnings per share:

Basic	5.51	4.84	0.71
Diluted	5.37	4.68	0.68

Weighted average ordinary shares:

Basic	210,574,196	239,458,633	239,458,633
Diluted	216,255,503	247,895,076	247,895,076

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s first game, ZT Online, was voted the most popular online game in China in 2006 according to the International Data Corporation. The Company’s second game, Giant Online, entered into open beta testing on March 28, 2008. Giant has three additional online games that it intends to launch, including King of Kings III, Empire of

FOR IMMEDIATE RELEASE

Sports and ZT Online II. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of December 31, 2008 consisted of over 280 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our estimated total net revenues for the first quarter of 2009, our anticipated revenue and growth as a result of our Win@Giant incubation program, our continued efforts to successfully operate and adjust features of our existing games, anticipated benefits of our adjusted monetization structure for ZT Online and launch of ZT Online in Vietnam, our ability to successfully commercially launch and operate ZT Online II, King of Kings III and Empire of Sports and our ability to continue to grow our business and build long-term shareholder value. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by ZT Online gamers to resume in-game spending or continue in-game spending as recent levels following the restructuring of the game’s monetization model in the third quarter 2008, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users’ preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current world economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2007, as filed with the Securities and Exchange Commission on June 18, 2008, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report for fiscal year 2007. Our actual results of operations for the fourth quarter 2008 and for full-year 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release

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Contacts:

Investor Contact: Rich Chiang, IR Manager Giant Interactive Group Inc. +86 21 6451 1258	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212)889-4350

Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712	Media Contact: John Dudzinsky, Director Taylor Rafferty +1 (212)889-4350

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

	Audited December 31, 2007	Unaudited September 30, 2008	Unaudited December 31, 2008	Unaudited December 31, 2008
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	7,295,469,843	2,554,422,442	1,696,272,856	248,189,046
Prepayments and other current assets	40,721,896	79,442,687	48,916,555	7,157,194
Due from related parties	6,005,661	6,756,255	—	—
Inventories	385,876	1,305,179	1,452,802	212,566
Deferred tax assets	30,911,888	74,352,444	117,590,965	17,205,245
Short-term investments	—	2,681,856,000	3,371,827,722	493,346,754
Available-for-sale investments	—	428,445,076	450,006,853	65,842,457

Total current assets	7,373,495,164	5,826,580,083	5,686,067,753	831,953,262

Non-current assets:
Property and equipment, net	127,631,269	208,080,601	213,905,124	31,297,387
Intangible assets, net	86,589,305	95,355,090	96,126,394	14,064,670
Deferred tax assets	—	—	6,324,526	925,369
Long-term deposits	7,600	—	—	—

Total non-current assets	214,228,174	303,435,691	316,356,044	46,287,426

Total assets	7,587,723,338	6,130,015,774	6,002,423,797	878,240,688

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	191,301,964	84,855,079	92,304,336	13,505,448
Due to a related party	13,710,697	—	—	—
Tax payable	—	56,532,798	16,741,580	2,449,533
Advance from distributors	127,805,262	96,523,864	86,619,404	12,673,661
Deferred revenue	324,970,643	401,861,172	403,130,278	58,983,741
Dividends payable	593,498,287	—	—	—
Deferred tax liabilities	—	—	25,686,020	3,758,233
Unrecognized tax benefits	30,911,888	30,911,888	4,812,724	704,171

Total current liabilities	1,282,198,741	670,684,801	629,294,342	92,074,787

Total liabilities	1,282,198,741	670,684,801	629,294,342	92,074,787

Commitments and contingencies

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2007 and 2008 respectively; 258,670,626 shares issued and 257,241,526 shares outstanding at December 31,2007, 261,110,626 shares issued and 237,709,426 shares outstanding at September 30, 2008, and 261,110,626 shares issued and 227,018,426 shares outstanding at December 31, 2008)	411	415	417	61
Additional paid-in capital	5,928,533,055	5,976,729,068	5,985,416,631	875,752,296
Statutory reserves	43,890,273	43,890,273	43,890,273	6,421,776
Accumulated other comprehensive income	(51,781,427)	(234,520,162)	(167,236,828)	(24,469,146)
Retained earnings	511,416,766	1,334,744,529	1,625,004,920	237,761,525
Treasury stock	(126,534,481)	(1,661,513,150)	(2,113,945,958)	(309,300,611)

Total shareholders’ equity	6,305,524,597	5,459,330,973	5,373,129,455	786,165,901

Total liabilities and shareholders’ equity	7,587,723,338	6,130,015,774	6,002,423,797	878,240,688

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	For the year ended
	December 31, 2007	December 31, 2008	December 31, 2008
	(RMB)	(RMB)	(US$)
Net revenue:
Online games	1,521,395,641	1,589,675,915	232,592,385
Overseas licensing revenue	6,140,785	4,391,427	642,529
Other revenue, net	—	612,444	89,609

Total net revenue	1,527,536,426	1,594,679,786	233,324,523

Cost of services	(174,086,313)	(217,899,466)	(31,881,817)

Gross profit	1,353,450,113	1,376,780,320	201,442,706

Operating (expenses) income:
Research and product development expenses	(26,918,177)	(88,539,393)	(12,954,583)
Sales and marketing expenses	(189,403,073)	(241,575,189)	(35,345,915)
General and administrative expenses	(74,130,222)	(141,785,677)	(20,745,278)
Government financial incentives	16,779,300	63,084,300	9,230,138

Total operating expenses	(273,672,172)	(408,815,959)	(59,815,638)

Income from operations	1,079,777,941	967,964,361	141,627,068

Interest income	53,878,324	184,963,678	27,062,839
Unrealized loss on investment held-for-trading	—	(300,493)	(43,966)
Other income (expenses)	126,018	(842,825)	(123,317)
Investment income	2,562,000	1,171,241	171,369

Income before income tax expenses	1,136,344,283	1,152,955,962	168,693,993

Income tax expenses	—	(39,367,808)	(5,760,075)

Net income	1,136,344,283	1,113,588,154	162,933,918

Other comprehensive income (loss)
Foreign currency translation	(51,927,333)	(192,424,438)	(28,154,455)
Unrealized holding gains	—	76,969,037	11,261,674

Total other comprehensive income (loss)	(51,927,333)	(115,455,401)	(16,892,781)

Comprehensive income	1,084,416,950	998,132,753	146,041,137

Earnings per share:

Basic	5.40	4.65	0.68
Diluted	5.25	4.49	0.66

Weighted average ordinary shares:

Basic	210,574,196	239,458,633	239,458,633
Diluted	216,255,503	247,895,076	247,895,076

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended
	December 31 2007	September 30 2008	December 31 2008	December 31 2008
	(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online game	433,573,662	264,331,426	351,851,278	51,480,888
Overseas licensing revenue	1,268,676	839,104	1,221,708	178,753
Other revenue, net	—	24,941	52,654	7,704

Total net revenue	434,842,338	265,195,471	353,125,640	51,667,345

Cost of services	(62,034,460)	(52,678,008)	(56,662,035)	(8,290,468)

Gross profit	372,807,878	212,517,463	296,463,605	43,376,877

Operating (expenses) income:
Research and product development expenses	(13,061,962)	(31,645,207)	(25,185,542)	(3,685,006)
Sales and marketing expenses	(57,958,676)	(47,708,548)	(45,405,004)	(6,643,403)
General and administrative expenses	(22,913,536)	(41,505,678)	(41,824,995)	(6,119,597)
Government financial incentives	—	13,568,300	29,516,000	4,318,614

Total operating expenses	(93,934,174)	(107,291,133)	(82,899,541)	(12,129,392)

Income from operations	278,873,704	105,226,330	213,564,064	31,247,485

Interest income	51,948,504	46,559,439	41,258,109	6,036,653
Unrealized loss on investment held-for-trading	—	—	(300,493)	(43,966)
Other (expenses) income	420,217	(699,649)	791,245	115,770
Investment income	2,562,000	—	—	—

Income before income tax expenses	333,804,425	151,086,120	255,312,925	37,355,942

Income tax (expenses) benefits	—	(16,992,135)	34,947,466	5,113,315

Net income	333,804,425	134,093,985	290,260,391	42,469,257

Other comprehensive income (loss)
Unrealized holding gains (losses)	—	82,093,492	(5,124,455)	(749,781)
Foreign currency translation	(54,178,614)	(21,078,155)	72,407,789	10,594,298

Total other comprehensive income (loss)	(54,178,614)	61,015,337	67,283,334	9,844,517

Comprehensive income	279,625,811	195,109,322	357,543,725	52,313,774

Earnings per share:

Basic	1.39	0.56	1.26	0.18
Diluted	1.33	0.54	1.23	0.18

Weighted average ordinary shares:

Basic	240,379,692	241,243,828	230,589,753	230,589,753
Diluted	250,120,341	249,620,125	236,878,192	236,878,192